[LETTERHEAD OF WINSTON & STRAWN LLP]
November 24, 2006
BY EDGAR AND HAND DELIVERY
Mr. Russell Mancuso
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	IPG Photonics Corporation Registration Statement on Form S-1
Dear Mr. Mancuso:
          On behalf of IPG Photonics Corporation (the “Company”), we enclose for your review Amendment No. 4 (“Amendment No. 4”) to the Company’s Registration Statement (the “Registration Statement”) on Form S-1 (File No. 333-136521), which was originally filed with the Securities and Exchange Commission (the “Commission”) on August 11, 2006. The Company filed Amendment No. 1, Amendment No. 2 and Amendment No. 3 (“Amendment No. 3”) to the Registration Statement with the Commission on September 27, 2006, October 18, 2006 and November 14, 2006, respectively.
          An electronic version of Amendment No. 4 was filed today with the Commission pursuant to the Securities Act of 1933, as amended (the “Securities Act”), through the Commission’s electronic data gathering, analysis and retrieval system. Amendment No. 4 reflects changes to the Registration Statement made in response to the Staff’s comments on Amendment No. 3 contained in the Staff’s letter to the Company dated November 21, 2006 (the “Letter”) and additional changes updating the Company’s prior disclosure.
          For your convenience, we have enclosed four marked copies of Amendment No. 4 showing the changes made to Amendment No. 3. In addition, we have set forth below, on a supplemental basis, the Company’s responses to the comments contained in the Letter. For convenience of reference, the text of the Staff’s comments has been reproduced herein.
We are subject to various environmental laws, page 16
1.	With a view toward disclosure, please expand your response to prior comment 1 to explain to us what you will need to do to maintain compliance with current environmental laws. Also tell us where you have addressed the last sentence of Regulation S-K Item 101(c)(1)(xii).
The Company advises the Staff that, at this time, it does not believe the costs to maintain compliance with current environmental laws to be material. If such costs were to become material in the future, whether due to unanticipated changes in environmental laws, the Company’s operations or otherwise, the Company may be required to dedicate additional staff or financial resources in order to maintain compliance. The Company has not included specific disclosure pursuant to the last sentence of Item 101(c)(1)(xii) of Regulation S-K because it does not believe its capital expenditures for environmental control facilities to be material.
Stock Option Grants, page 74
2.	Please show us your calculations supporting the disclosure in the last two columns of the table.
The Company advises that Staff that it calculated the value of the options as presented in Amendment No. 3 at assumed annual rates of stock price appreciation using an assumed initial public offering price of $14.50 per share (the midpoint of the range on the cover page of the prospectus) rather than the per share market price at the time the options were granted. Pursuant to Item 402 of Regulation S-K, the Company has recalculated the appreciated value of the options using the per share market price at the time the options were granted, compounded over the term of the options. The Company has revised the disclosure accordingly.
The potential realizable value of each grant of options, calculated in accordance with Item 402 of Regulation S-K, is the product of: (a) the difference between (i) the product of the per share market price at the time of the grant ($1.99) and the sum of 1 plus the adjusted stock price appreciation rate (the assumed rate of appreciation (either 5% or 10%) compounded annually over the term of the option) and (ii) the per share exercise price of the option ($1.87, which has been rounded down from $1.875 pursuant to the terms of our stock option plan); and (b) the number of securities underlying the grant at fiscal year end (13,334 for each named individual).
The calculation for the value of the options held by each of Angelo P. Lopresti and Timothy P.V. Mammen is as follows:

                    At an assumed 5% rate of appreciation:
[[$1.99 x (1 + 0.05)10] — 1.87] x 13,334 = $18,288
                    At an assumed 10% rate of appreciation:
[[$1.99 x (1 + 0.10)10] — 1.87] x 13,334 = $43,889
Furthermore, the Company has revised the second table on page 75, “Aggregated Stock Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values,” to give effect to the 2-for-3 reverse split of the outstanding shares of common stock of the Company which will occur prior to the offering. The disclosure in the table has been revised to reflect the effect of the stock split on the amounts shown in columns 2, 4 and 5 of the table.
Principal and Selling Stockholders, page 80
3.	We note your disclosure in footnotes 15 and 17 regarding the beneficial ownership of the shares held by the selling stockholders. Please identify the natural persons with voting or investment power over the shares held by those selling stockholders.
The Company has revised the disclosure in response to the Staff’s comment.
4.	With a view toward disclosure, please tell us when each selling stockholder acquired the offered shares. Include the nature of the transaction and the amount of consideration paid.
The Company has revised the disclosure in response to the Staff’s comment. With respect to the disclosure in footnote (16), the Company supplementally advises the Staff that the effective common stock price paid by the holders of the series B preferred stock of $7.54 per share has been calculated as follows:

Total investment	$95,000,000
Less:
Note	(20,000,000)
Fair value of series B warrants on investment date	(15,707,000)

Net investment	$59,293,000

Shares of common stock into which series B preferred stock is converted:	7,865,934

As converted price per share of common stock:	$7.54

5.	Please tell us whether any of the selling shareholders are broker-dealers or affiliates of a broker-dealer. Any selling shareholder who is a broker-dealer must be identified in the prospectus as an underwriter. In addition, each selling stockholder who is an affiliate of a broker-dealer must be identified in the prospectus as an underwriter unless that selling stockholder is able to make the following representations in the prospectus:
•	The selling shareholder purchased the shares being registered for resale in the ordinary course of business, and
•	At the time of the purchase, the selling shareholder had no agreements or understandings, directly or indirectly, with any person to distribute the securities.
Please revise as appropriate.
The Company advises the Staff that none of the selling stockholders is a broker-dealer. The entities named in footnote (17) to the beneficial ownership table are affiliates of Merrill, Lynch, Pierce, Fenner & Smith Incorporated, which is a broker-dealer. The footnote has been revised to include the required representations by these entities. No other selling stockholders are affiliates of a broker-dealer.
6.	Please revise the footnotes to clarify which of the shares mentioned are being offered by the selling stockholders. For example, from footnote 22, it is unclear whether the shares underlying the options are being sold in this transaction. If so, you should disclose the exercise price of the option.
The Company has revised the footnotes in response to the Staff’s comment.
Certain Relationships and Related Party Transactions
Transactions with Dr. Valentin P. Gapontsev, page 86
7.	Please disclose the amount of principal and interest repaid in July 2006.
The Company has revised the disclosure in response to the Staff’s comment.
Series D Preferred Stockholder, page 89
8.	We note your response to prior comment 3. Please disclose in this section of your prospectus that the conversion rate under the Series D preferred stock was changed at the time the convertible note was repaid and describe those changes.
The Company has revised the disclosure in response to the Staff’s comment.
Underwriting
Certain Relationships, NASD Conduct Rule, page 102

9.	We note the disclosure you have added in the last paragraph. As appropriate, please revise your table of underwriting compensation to include all items considered by the National Association of Securities Dealers to be underwriting compensation for purposes of that Association’s Rules of Fair Practice. Refer to Item 508(e) of Regulation S-K.
In response to the Staff’s comment, the Company respectfully submits that the table of underwriting compensation includes all items considered by the National Association of Securities Dealers, Inc. to be underwriting compensation for purposes of its Rules of Fair Practice. In addition, the Company supplementally advises the Staff that Lehman Brothers, Inc. will not receive any additional compensation for acting as a “qualified independent underwriter,” as defined by the National Association of Securities Dealers, Inc., in evaluating the pricing of the offering and conducting due diligence. The Company also supplementally advises the Staff that the proceeds to be received from the sale of common stock and from the repurchase of warrants held by affiliates of Merrill Lynch, Pierce, Fenner & Smith Incorporated would not be considered underwriting compensation under Rule 2710(d) of the National Association of Securities Dealers, Inc.’s Rules of Fair Practice.
Exhibit 5.1
10.	Refer to the condition of filing a certificate of incorporation in clause 1 of the fourth paragraph. Please confirm our assumption that you will file the certificate and file an opinion that does not contain the condition before you request acceleration of the effective date of this registration statement. If you do not intend to do so, it is unclear why it is appropriate for your registration statement to be declared effective if you cannot file an unconditional opinion that you are authorized to issue the share being offered.
The Company notes the Staff’s comment and confirms that it will file the certificate and an opinion that does not contain the condition before it requests acceleration of the effective date of the Registration Statement.
11.	Given the limitation in the second full paragraph on page 2 that your counsel is limited to “the General Corporation Law of the State of Delaware,” please have your counsel confirm to us in writing, and submit their written confirmation as correspondence on the EDGAR system, that they concur with our understanding that the reference and limitation to “the General Corporation Law of the State of Delaware” includes the statutory provisions and also all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting these laws. Please see Section VIII.A, part 14 of the Current Issues Outline available at http://www.sec.gov/pdf/cfcr112k.pdf.
In response to the Staff’s comment, we concur with the Staff’s understanding and the Company has filed the requested written confirmation as correspondence on the EDGAR system.
*    *    *    *

          If you should have any questions or comments about any of the items in this letter, please call me at (212) 294-2639 or Robert Ericson at (212) 294-6741.
Very truly yours,
/s/ David A. Sakowitz
David A. Sakowitz

cc:	Valentin P. Gapontsev, Ph.D.
Angelo P. Lopresti
      IPG Photonics Corporation
Joseph H. Apke
      Deloitte & Touche LLP
Robert W. Ericson
      Winston & Strawn LLP
Robert G. Day
Adam M. Dinow
      Wilson Sonsini Goodrich & Rosati
Professional Corporation